                                                                  EXHIBIT 99 (B)



INDEPENDENT ACCOUNTANTS' REPORT


The Board of Directors
Greenwood Trust Company and
Wilmington Trust Company:

We have examined management's assertion, included in the accompanying "Management's Report on Internal Control Related to Servicing Procedures," that Greenwood Trust Company ("GTC") maintained effective internal control over financial reporting as of November 30, 1999, insofar as such internal control relates to the servicing procedures provided by GTC to prevent or detect misstatements due to error or fraud in amounts that would be material in relation to the assets of the Discover Card Trust 1993B (the "Trust") under the Pooling and Servicing Agreement Sections 3.02, 4.03, 4.06, 4.07, 4.09, and 8.07, dated February 1, 1993 (the "Agreement"). Management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting, testing, and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that GTC maintained effective internal control over financial reporting as of November 30, 1999, insofar as such internal control relates to the servicing procedures provided by GTC, to prevent or detect misstatements due to error or fraud in amounts that would be material in relation to the assets of the Trust under the Agreement, taken as a whole, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This report is intended solely for the information and use of the Board of Directors and management of GTC, Wilmington Trust Company as Trustee, and the Investor Certificateholders, and is not intended to be and should not be used by anyone other than these specified parties.



                                                    /s/ Deloitte & Touche, LLP
                                                    ----------------------------


January 21, 2000